SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER SECTION 14(d)(4)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 26)

JOS. A. BANK CLOTHIERS, INC.

(Name of Subject Company)

JOS. A. BANK CLOTHIERS, INC.

(Name of Person(s) Filing Statement)

COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

480838101

(CUSIP Number of Class of Securities)

Jon W. Kimmins

Chief Financial Officer

500 Hanover Pike

Hampstead, Maryland 21074

(410) 239-5730

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Steven A. Seidman

Michael A. Schwartz

Laura L. Delanoy

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, New York 10019

(212) 728-8000

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 26 to Schedule 14D-9 amends and supplements the Schedule 14D-9, originally filed by Jos. A. Bank Clothiers, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission on January 17, 2014 (as amended, the “Statement”). Capitalized terms used but not defined herein have the meanings ascribed to them in the Statement.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9.

Item 4.    The Solicitation or Recommendation

Item 4 is hereby amended and supplemented as set forth below.

The section entitled “Background” is hereby amended to add the following to the end of such section:

“The Second Amended Offer expired at midnight, New York City time, at the end of the day on June 17, 2014. MW and Offeror have been advised by American Stock Transfer & Trust Company, LLC, the depositary for the Second Amended Offer (the “Depositary”), that, as of the expiration date, a total of approximately 23,610,788 Shares had been validly tendered into and not withdrawn pursuant to the Second Amended Offer, representing approximately 84% of the outstanding Shares. In addition, approximately 2,792,298 Shares had been tendered by notice of guaranteed delivery, together with all other Shares validly tendered into and not withdrawn pursuant to the Second Amended Offer, representing approximately 94% of the outstanding Shares. Offeror has accepted for payment all Shares validly tendered in, and not withdrawn from, the Second Amended Offer.

Following the purchase of Shares in the Second Amended Offer, MW and Offeror consummated the Merger in accordance with the terms of the Merger Agreement without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time and not tendered pursuant to the Second Amended Offer (other than (i) Shares held by the Company or MW or any of their subsidiaries and (ii) Shares owned by holders who properly exercised appraisal rights with respect thereto in accordance with Section 262 of the DGCL) was cancelled and automatically converted into the right to receive cash equal in form and amount to the Offer Price paid in the Second Amended Offer. Following the Merger, all Shares will be delisted and cease to trade on the NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

JOS. A. BANK CLOTHIERS, INC.

By:	/s/ Jon W. Kimmins
Name:	Jon W. Kimmins
Title:	Executive Vice President, Treasurer and
Chief Financial Officer

Dated: June 18, 2014